UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Report on Form 6-K, on July 12, 2024, ZK International Group Co., Ltd. (the “Company”) entered into certain securities purchase agreement (the “Securities Purchase Agreement”) with Recruiter.Com Group, Inc. (NASDAQ: RCRT) (the “Target”), pursuant to which the Company agreed to purchase 2,000,000 shares of common stock of the Target at US$1.00 per share (the “Investment”). The Company has an option to purchase additional 2,000,000 shares at $1.00 per share.

On September 11, 2024, the Company completed the first closing of the Investment, and the Target issued a total of 1,749,975 shares of common stock, par value $0.0001 per share, to the Company, at US$1.00 per share. The shares of common stock of the Target issued in connection with the Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are exempt from the registration requirements of the Securities Act, pursuant to Regulation S promulgated under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2024	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board